UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 22, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Second Quarter 2020 Results of UBS Group AG and UBS AG, and the related speaker notes and Q&A session, which appear immediately following this page.

Second quarter 2020  results

21 July 2020

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  second quarter 2020 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Sergio P.  Ermotti

Slide 2 – 2Q20 highlights

Good morning, and thank you for joining us.

The strength, resilience, and diversification of our integrated business model have once again been confirmed by the strong second quarter results.

As we continue to face a challenging environment, we are adapting and accelerating the pace of change, supporting our clients, employees, and the economies in which we operate, while remaining focused on our strategic priorities.

The second quarter net profit of 1.2 billion was driven by strong results across our asset gathering and institutional businesses.  This led to strong returns, substantial capital generation and a CET1 capital ratio of 13.3%.

Slide 3 – 1H20 net profit 2.8bn and 15.4% RoCET1

These strong results and the first quarter made for an outstanding first half performance.  And importantly, these were achieved without the help of any exceptional items in revenues or costs.

Net profit for the first half increased 12% year-on-year to 2.8 billion while PBT was up 9%, or 24% ex-CLE.  Operating income was up 4%, with top-line growth more than offsetting higher CLEs.  Net new money was over 70 billion.

My thanks go to all our colleagues who made this possible by showing professionalism and dedication and who have been instrumental in delivering for our clients.  I am very proud of how everybody at UBS is responding to these challenging times.

The last few months have brought very volatile and fluctuating market conditions.  While measures to contain the COVID-19 pandemic have had initial success in some countries, there has been material disruption to many businesses, as well as increased unemployment.  The timing and path of recovery is likely to vary widely.  Geopolitical tensions and political uncertainties also increased.  Therefore, the range of possible outcomes remains very wide.

All this is reflected in our updated macroeconomic scenarios and led us to model increased expected credit loss expenses.

Given the continued uncertainty related to the pandemic, it is reasonable to expect elevated Group credit loss expenses in the second half of 2020, but below those seen in the first half of the year.

In this context, our strong balance sheet, which has been a pillar of our strategy and a source of our competitive advantage for many years, is of critical importance.

Regarding capital returns, with a CET1 ratio of 13.3% and above 11% post-stress, we are well positioned to pay the second tranche of the 2019 dividend in November, as planned.  As you may remember, FINMA has expressed its support for our plans for the 2019 dividend.

For 2020, regulators around the world have made it clear that they want banks to be prudent and flexible in their capital return policies.  Considering the ongoing elevated uncertainties about the size and depth of the crisis, we understand and share this view.

As a consequence, while it is still too early to be definitive about capital returns for 2020, we are taking a fresh look at our mix between cash dividends and buybacks going forward, eyeing a dividend payout ratio more in line with our most relevant US peers.

Our dividend accruals so far this year reflect this thinking.  Depending on business development and the outlook in the second half, we don't rule out the possibility for some share buybacks in the fourth quarter.

2020 will most likely be a year in which our capital returns will be affected by the uncertainties around COVID.  Beyond 2020, our intention is to continue to pay out excess capital and deliver total capital returns consistent with our previous levels, while rebalancing the mix between cash dividends and buybacks.

Slide 4 – Delivering competitive returns

With return on regulatory capital well in excess of 15% for the first half of the year, we compare very well to our most relevant US peers.  This is an impressive achievement, especially when one takes into account we added 2.6 billion to our CET1 capital during that time.

As you know, we measure ourselves on return on regulatory capital.  For every bank, CET1 capital is the metric which best reflects the equity it controls and deploys in the business, and it is a binding constraint for capital returns.  For us, there is a fairly big gap between tangible equity and CET1, with DTAs and dividend accruals accounting for the majority of this.

Slide 5 – Strength and resilience

Our integrated business model with diversified revenue streams and broad geographic mix continues to serve us well, as do our past investments in the technology space.

Our infrastructure and investments in digital platforms have been tested and thoroughly validated over the last few months, placing us among the leaders in the industry and allowing us to reap benefits across all our businesses.  This is confirmed by our client growth and their feedback, benchmarking and the awards we win.

The pandemic has accelerated clients’ shift to digital, and our smart solutions in this area are gaining in popularity.  For example, in the second quarter, the CIO arranged for more than 50 livestreams, reaching close to 45 thousand clients and prospects.

We also introduced new interactive functionality to the livestreams, allowing clients to indicate their investment interests and preferences, and providing client advisors with valuable input for more targeted dialogues with them.

Last but not least, our staff remained totally dedicated in serving our clients, successfully dealing with the challenging conditions.

As the healthcare aspects of the pandemic developments are far from being resolved, a large number of our colleagues continue to work remotely.  We plan to gradually increase staffing of our offices, while keeping their safety and well-being remains a top priority.

Slide 6 – Switzerland: strong home market

In my view, to be a global leader you also need to have a strong position in a strong home market.

Of course, Switzerland is not the biggest country with a population of 8.7 million, but we punch well above our weight in economic terms.

Being the #1 bank in the country brings us stable and strong revenue streams, but also comes with responsibilities towards the economy and the wider community, both in good and bad times.

Switzerland is considered a safe port during financial crises, and for good reason.  The country has the fiscal strength and resources to deploy when needed, the response to this crisis from the authorities has been effective, and the banking system has played a vital role in supporting the government's efforts.

As the country’s largest lender, we have been providing funding to clients throughout the crisis, well beyond the 3.2 billion Swiss francs in credit lines we committed to through the government-backed program.  We provided over 6 billion in additional net new loans and commitments to corporates and private individuals.

In relation to the government-back SME loan program, less than half of our commitments have been drawn by clients so far, with a fairly consistent picture across sectors.  We've also seen a number of clients already repaying their loans.

In addition, we have seen no particular signs of stress in our mortgage book and credit card exposures so far.

All this speaks to the strength and resilience of the Swiss economy and the quality of our credit portfolio.

We are well aware that difficult times are still ahead of us.

A deep recession is expected in Switzerland this year, and the full impact of the economic disruption on the corporate sector has yet to be seen.  However, the forecast contraction is less severe than across most of the other developed countries.

On a positive note, our latest CIO survey showed robust sentiment among Swiss firms.  Over 70% of them expect 2022 revenues to match or increase from last year’s levels, and nearly nine out of ten expect by then to employ at least the number of people they did in 2019.

This further underpins that Switzerland is in a comparatively good position to withstand and recover from this crisis.

Slide 7 – UBS Investor Sentiment Survey

Now, let me give you a glimpse of our most recent investor survey that will be published tomorrow.

Global investor sentiment has slightly improved, lifted by the market rebound, but overall, it is not surprising that investors remain cautious.

Further developments of the pandemic are top of their list of most immediate concerns, as is uncertainty regarding the forthcoming US presidential election as 61% plan to rebalance their portfolio regardless of the outcome.

Slide 8 – Uniquely positioned to provide advice and solutions to our clients

Staying close to clients and helping them to navigate the difficult markets continues to be the top priority for us.  Recent months have shown: quality of advice is just as critical as one’s technology and platforms.

The pandemic is also sharpening the market's understanding of the importance of climate transition and certain social issues for investment risks and opportunities, driving further acceleration in interest in sustainable finance.

So it's not surprising that nowadays, everyone talks about sustainable investments and their capabilities.  At UBS, sustainable finance has been a critical component of our client offering and a strategic growth opportunity for many years, and that's why we are a clear market leader today.

In the first half of 2020 alone, we had net sales of 2 billion for Global Wealth Management's 100% SI multi-asset mandate, with assets now exceeding 10 billion.

At the same time, clients were also adding funds to Asset Management’s SI-focused products, increasing assets under management by 10 billion to an all-time high of USD 48 billion.

We will continue to support the increasing client demand in this space delivering the best of UBS content and capabilities to them.

That's the reason why we are creating the UBS Hub for sustainable finance in order to facilitate the sharing of insights from experts across our firm and across our extensive network.

Slide 9 – Adapting and accelerating the pace of change

The last few quarters showed that UBS is one of the most front-to-back tech savvy and agile financial companies.

Having said that, the lesson from the crisis is clear: there is no room for complacency and you cannot afford to slow down investments that are necessary to be competitive.

Therefore we are already thinking ahead and reviewing areas where we can accelerate our plans to build on our momentum.

For example, we are enhancing our clients’ digital experience through new interfaces and functionalities.

We are doing so by leveraging our resources and creativity.  We are also open to cooperation with others who have interesting ideas and high quality solutions.

Automation and technology enablement is also more relevant than ever: we plan to roll out more robots and accelerate our migration to cloud.

Lastly, with over 95% of our workforce able to work remotely and with the majority doing so for an extended period of time now, we are reassessing the ways we will be working going forward and the impact on our real estate footprint.

As we speak, we are working on plans regarding our offices and branch networks.  However, any change would be gradual.  We have to ensure the most appropriate working arrangements for our staff.  For our branches, we have to balance both revenue and savings aspects of any changes, and serving our clients to our high standards remains critical.

With that, let me now hand over to Kirt for our 2Q results.

Kirt Gardner

Slide 10 – 2Q20 net profit USD 1.2bn; 13.2% RoCET1

Thank you, Sergio.  Good morning everyone.

Pre-tax profit for the quarter was 1.6 billion, down 10% year-over-year.  Stripping out the credit loss expenses in both quarters, PBT would have been 5% higher than in 2Q19.  Our cost/income ratio improved by 1 percentage point to just below 76%, with income pre-CLE outpacing expenses.  And looking at the operating expenses excluding variable compensation and litigation, costs were down 2%.

Net profits of 1.2 billion led to a 13.2% return on a higher CET1 capital base.

As we previously announced, we expect the Fondcenter transaction in Asset Management to close in 3Q20, with an associated post-tax gain of around 600 million, with limited tax expense.  Along with other measures, this transaction will help drive a full-year effective tax rate of around 20%, excluding any DTA remeasurement that might occur in the fourth quarter as part of our business planning process.

Slide 11 – Global Wealth Management

Turning to Global Wealth Management, PBT rose 1%, or 8% excluding CLE.  Operating leverage was positive, with the cost/income ratio improving by 2 percentage points to 76%.  Year-to-date, PBT is up 21%, or 27% excluding CLE.

Performance was consistently strong throughout the quarter, with operating income at around 1.3 billion in each month.  Over the quarter, that came to a 3% reduction from the prior year, due to lower recurring net fee income on a lower invested asset base and higher credit loss expenses, partly offset by higher transaction-based and net interest income.  Excluding CLE, income was down just 1%.

Costs decreased by 4% as a result of efficiency measures taken earlier in the year, driving positive operating leverage and improvements in advisor productivity, one of Tom and Iqbal’s key focus areas.

We had net new money of 9 billion with inflows in all regions.  Mandate penetration rose sequentially to 34.2% on positive mandate sales and as mandates performed better than the total invested asset base.  Net new loans were 3.4 billion, coming back strongly in the latter half of the quarter following COVID-related client de-leveraging in April.  Year-to-date net new loans were 7.4 billion, reflecting our continued focus on loan growth and despite COVID-related volatility.  About 80% of this growth came from GFO.

Following the significant increase in margin calls that we saw in the first quarter, these returned to a more normalized level from mid-April, and the average LTV of our Lombard portfolio remained around 50%.  Credit loss expenses were 64 million in the quarter, or only 3 basis points of GWM's loan book.  About 70% of CLE are stage 1 and 2, driven by updates to the forward-looking macroeconomic scenarios, model changes and expert judgment overlays.  Stage 3 CLE impairments were 19 million, half of which came from a single structured margin lending position that was already in default in the prior quarter.

We are very pleased with how our firm initiatives continue to accelerate.  Year-to-date, GWM/IB collaborative efforts produced 34 million in revenues from 30 cross-divisional deals.  Our separately managed account initiative in the US is driving inflows into Asset Management.  And GFO saw extremely strong performance, with income up 22% across the IB and GWM.

Slide 12 – Global Wealth Management

Recurring fees were down 8% year-on-year and 13% sequentially.  As a reminder, we bill in arrears based on quarter-end balances in the Americas and month-end balances everywhere else.  As such, the 11% rise in invested assets during Q2 was mostly not captured in our recurring fee billings, driving more than two-thirds of the 4.6 basis point decline in margin sequentially.  Most of the remainder of margin decline in the quarter, also relevant as a driver of year-on-year margin compression, relates to non-mandate factors, including shifts into lower-margin funds and lower custody fees.

In the third quarter, recurring fees should benefit from the rise in invested assets, which is expected to lead to a roughly 200 million increase sequentially.

Net interest income was up 6% year-on-year, mainly driven by growth in lending revenues on higher loan margins and volumes.  Deposit revenues were stable, as proactive balance sheet management, higher volumes and an increase in the exemption threshold more than offset the significant deposit margin compression from US dollar rate cuts.

Transaction-based income was up 8% on continued high levels of client engagement and greater market volatility, alongside tailored client solutions from our Chief Investment Office.

Slide 13 – Global Wealth Management

A regional view of our GWM results demonstrates the value of our global business, as very strong performance in Asia and EMEA offset a more challenging quarter in the Americas, where COVID effects were most pronounced.

Performance in the Americas, which compared to a very strong 2Q19, was impacted by the billing dynamics already mentioned, around negative 100 million headwind to deposit revenues from lower US dollar interest rates, as well as 53 million of credit loss expenses in 2Q20. The majority of US CLE related to stage 1 and 2 positions with few stage 3 impairments.

Normally, we would have seen higher seasonal tax-related outflows in the US in the second quarter of the year, but as the tax payment deadline was extended from April to July this year, we expect that the majority of those will come through in the third quarter.  Last year, this amounted to around 5 billion of outflows.

PBT was up 3% in Switzerland, or 12% ex CLE, on higher client activity levels and lower expenses, driving positive operating leverage.

In EMEA, PBT increased 16%.  Income in the region was up on higher NII and strong transaction-based income.  This, along with lower expenses, drove strong operating leverage.  Loans were up 6% sequentially and net new money flows were 8 billion in the quarter.

APAC performance was particularly impressive, delivering a record 2Q with PBT increasing 71% to 233 million.  This reflected an excellent transaction-based income performance, especially within our Global Family Office, on high client activity and continued engagement.  NII increased on higher deposit revenues and loan growth.  Advisor productivity also improved significantly.

Slide 14 – Personal & Corporate Banking (CHF)

Moving to P&C, which was most adversely impacted by COVID.  PBT was down 41%, as a result of credit loss expenses of 104 million francs and around 60 million lower transaction-based income on lower credit card fees and FX transaction revenues.  PBT would have been roughly flat excluding CLEs, and the reduction in card fees and FX transactions.

Income before credit provisions was down 7%, mainly reflecting about 60 million lower credit card and foreign exchange transaction income on reduced travel and leisure spend.  When Switzerland started its lockdown mid-March, our clients’ domestic credit card spending dropped by about a third compared with the prior year all through April, and then started slowly recovering to 2019 levels again in late May as the lockdown eased significantly.  But the far greater driver of revenues – card transactions abroad, which is tied to client travel – dropped by around 60%.  We therefore expect to see a continued drag year-on-year on transaction-based income in the second half of 2020.  Delinquency ratios and credit losses remain extremely low.

NII and recurring net fee income were stable.

The majority of the 104 million credit loss expenses were stage 1 and 2, mainly reflecting expenses for selected exposures to Swiss large corporates and SMEs, as well as some real estate exposures.

Operating expenses reduced by 1%, and for the first half, we had the lowest cost base on record.

We continue to support our personal and corporate clients with solutions and funding.  Even excluding the government-backed loan facilities, we had over 2 billion net new loans in the quarter.

Slide 15 – Asset Management

Asset Management had another great quarter with PBT up 27% to 157 million dollars and 6% positive operating leverage. This is the 5th consecutive quarter of YoY improvement in PBT.  Year-to-date PBT is up 38%.

Operating income was up 10% on exceptional performance fees, primarily driven by Hedge Fund Businesses.  Net management fees were only 3 million lower, despite the spill-over effect of the market impact in the first quarter, which was largely offset by continued positive momentum in net new run rate fees.

Net new money was 19 billion, or 9 billion excluding money markets, contributing to record invested assets of 928 billion.  Year to date, we have seen 52 billion of inflows, reflecting positive net flows across all channels and nearly all asset classes.

We continue to deliver on our strategic priorities.  To list a few, our initiative on separately managed accounts in the Americas together with GWM had 10 billion net new money inflows during the second quarter and 28 billion to date, well ahead of our expectations.  Furthermore, our sustainability assets reached 48 billion, a year-on-year growth of 80%, with our Climate Aware fund more than doubling in size over the same period to 4.9 billion.

Slide 16 – Investment Bank

The IB delivered another strong performance, with 9% higher operating income versus a good 2Q19 and only marginally higher expenses, driving 43% PBT growth.

Global Markets revenues increased by 25%.  FRC more than doubled, benefitting from volatility, improved rates and credit market conditions, as well as high FX volumes.  Credit delivered its best quarter since Accelerate.  We believe we gained market share in electronic trading in FX and US Cash Equities, reflecting the continued investments we have made in our platforms.  We also rose three ranks to second place in the FX Euromoney survey this year.  Equities overall reduced 9%, reflecting lower Derivatives revenue due to challenging market conditions for our structured derivatives business, offsetting increases in Cash and Financing.

Global Banking revenues decreased by 14%, mainly on lower Advisory fees.  In part, this was due to an exceptionally strong 2Q19 for Advisory.  2Q [edit: 2020] was also a quarter where the fee pool was dominated by banks that deployed balance sheet in their capital markets businesses to a greater degree than we do, which is consistent with our overall strategy for the IB.  Capital Markets revenues were up 25%.  Markups of 88 million mostly on loans in LCM were partly offset by losses of 70 million on related hedges, reflecting the quality of our portfolio and prudent risk management.

Net credit loss expenses were 78 million, mainly from stage 1 and 2, including recoveries of provisions taken in 1Q20.

Our cost/income ratio improved to 71%, and below 70% for the first half.

Slide 17 – Investment Bank

Throughout the first half, we maintained our strategic focus on deploying capital efficiently and with discipline, helping drive best-in-class revenues per unit of VaR in the IB.  This enabled us to deliver a return on attributed equity of 19% for the quarter and over 20% for the first half.

Slide 18 – Group Functions

Group Functions loss before tax was 305 million compared to our guidance of around 200 million per quarter.

The main driver was an incremental roughly 90 million of liquidity costs from additional buffers we are carrying related to COVID-19.  As this cost is likely to remain elevated, going forward, we will attribute a portion of these liquidity costs to the business divisions.

We also booked 20 million in credit loss expenses in Non-core and Legacy Portfolio.

For Group Functions, our guidance remains around negative 200 million per quarter, excluding accounting asymmetries, litigation, and any one-offs.

Slide 19 – IFRS 9 credit loss expense

At the Group level, we booked credit losses of 272 million in the quarter, of which 202 million related to stage 1 and 2 and 70 million related to stage 3 positions.

A large driver of these losses resulted from updates to macroeconomic assumptions in our modeled scenarios, which drove 127 million within stage 1 and 2 positions.

Other stage 1 and 2 CLE of 75 million mainly reflect expert judgment overlays, largely in P&C, as well as remeasurements within our loan books.

The stage 1 and 2 CLE had a limited impact on our CET1 capital, as CLE related to positions under the IRB approach were offset against our existing Basel III expected loss buffer, of which 262 million remained at the end of the quarter.

Stage 3 CLE of 70 million related to various impairments across the divisions, with no more than 22 million of aggregate defaults in any one division.

At the end of the quarter, our total ECL allowances and provisions were 1.5 billion.

Slide 20 – IFRS 9 credit loss expenses model parameters and scenarios

Given that a large driver of CLE during the quarter related to updates to macroeconomic assumptions in our modeled scenarios under IFRS 9, we wanted to provide some additional granularity.  Further details can be found in Note 10 of our quarterly report.

During the quarter, we updated both our baseline and our global crisis scenarios.

The new baseline scenario assumes a sharp deterioration of GDP in relevant markets and increasing unemployment, with the largest shocks in the US.  Our baseline scenario forecasts improvements in the various macroeconomic indicators beginning in the second half of 2020, but with a slower recovery expected in the US relative to Switzerland and the Eurozone, and with US GDP remaining below pre-crisis levels until 2022.  The baseline scenario also assumes US unemployment will remain in double digits until mid-2021.

The global crisis scenario is a severe downside scenario and now incorporates more extreme COVID-related stresses, including significant economic contraction with a slow recovery beginning in late 2021, and with peak unemployment reaching over 17% in the US, remaining at elevated levels throughout the stress horizon.

The weightings remain unchanged from last quarter at 70% for the baseline and 30% for the global crisis scenario.

Slide 21 – Risk-weighted assets

Our risk-weighted assets were flat since the end of March.

Credit risk RWAs reduced by 3 billion mainly on loans distributions during the quarter and lower open margin calls in the IB, with some offset from lending growth in GWM.  About a third of the increase was driven by rating migration and changes to loss given default.

Market risk RWA was marginally down, partly on less extreme volatility.

Lastly, foreign exchange effects increased RWA by 2 billion.

Slide 22 – Capital and leverage ratios

Our capital position remains strong, with capital ratios comfortably above regulatory requirements.  That's without taking into account any of FINMA's temporary relief measures.

Our CET1 capital ratio was 13.3%.  This came in much higher than the guidance we gave in April, reflecting our strong 2Q profits which led to higher CET1 capital, and flat RWAs, mostly as we saw lower market risk RWA and fewer draw-downs than anticipated.

Excluding the temporary COVID-19 related FINMA exemption for sight deposits at central banks, our CET1 leverage ratio increased to 3.9%.

Now back to Sergio.

Sergio P. Ermotti

Slide 23 – Deploying our strengths while executing on our priorities

Thank you Kirt.

A few closing comments before we move to the Q&A.

Our performance in the first half has demonstrated our resilience, adaptability, and ability to generate high returns while remaining very focused on executing on the strategic priorities we laid out in January.

We are deploying our strengths and abilities to seize the positive momentum we have, capturing opportunities that are opening up before us, and accelerating and adjusting our plans to do what we do best – deliver to our clients.

Let me finishing by saying that with the specter of the pandemic still very much front and center around the world, we continue with our commitment to do the right thing by ensuring the safety of all the UBS colleagues around the world and playing our part to help the communities in which we operate.  With this, we can now open the line for questions.

Analyst Q&A (CEO and CFO)

Alastair Ryan, Bank of America
Thank you, thank you, good morning. Really good capital number this quarter on, I guess, better risk-weighted assets than management and I’d expected for sure as well as the strong earning – could I just ask, looking at the second half please, is there any more sort of averaging up of market volatility or RWA drag from credit migrations still to come, or is that pretty much behind us so that it’s earnings-driven at capital?

Secondly, just an update, you said before pretty much all regulatory changes are phased through now. Is that still the case, or might you benefit even from some of the delays that have been talked about by regulators?

Thank you.

Kirt Gardner
Thank you, Ryan. Yes, we are very pleased with our overall capital results, and as you said, driven by flat RWAs, but also, I would highlight of course, pretty strong capital accretion with our CET1 ending up at 38 billion – I guess as we look into the second quarter, first of all of course, excuse me, when we look into the third quarter, what we observed during the second quarter is that volatility did come down during the quarter. And that remains, we remain at kind of quarter-end levels as we venture into the third quarter.

And barring any significant change in our current outlook, we would expect market volatility levels to kind of continue to be around where they are – of course with an important caveat that there is still a lot uncertainty.  That in turn would suggest that market risk RWA levels would stay at their current levels over all.

In addition to that, we also would not anticipate any significant drawdowns in reaction to any further stress in the current environment. Again, with the caveat that that assumes that the outlook remains where it is, also acknowledging that there of course is currently a very wide range of potential scenarios going forward.

In regards to regulatory changes, we would only note that at the moment there’s nothing necessarily on the horizon that should lead to any increases. And regulatory RWAs, we have some small remaining expected increases from an update in our US mortgage risk RWA that will phase in over the next four quarters – I believe the total increase is around 2.4 billion. We’ll get back and confirm that.

But outside of that, there’s nothing else right now on the horizon to increase our overall RWAs. Of course, with the exception of the finalisation of Basel III, which at the moment of course has been pushed forward until 2022, and we believe we’ll get more updates on that timing from our regulator in the third quarter.

Alastair Ryan, Bank of America

Thank you.

Andrew Coombs, Citi

Good morning, two questions please. Firstly, if I could ask you to elaborate on your plans on capital return. I know you talk about potentially restarting buy-backs in the fourth quarter, but you also talk about reviewing the mix, so is there also a possibility of rebasing the dividend down, as you introduced buy-backs. That’s my first question.

The second question would be on costs, particularly within global wealth management where you have shown a very disciplined result – down 7% Q on Q, but also down 4% year on year. Can you just provide a bit more colour on what’s driving the cost takeout in global wealth management, and from here, whether we can expect more of that or whether there’s investment to come to offset. Thank you.

Kirt Gardner

Yes, let me address your second question first and then Sergio will take the question on capital returns.

We were pleased overall with our cost performance in GWM. I think you recall that the business took initiatives last year to drive out some headcount, particularly in the middle- and back-office side. That combined with the fact that Tom and Iqbal are very focused on CA and FA productivity has helped to drive the lower cost.

In addition to that, of course, there was some benefit as well from less travel, as well as less marketing spent. We would believe, if you think about our cost trajectory going forward, we should continue to see the benefit of actions that were taken last year as well as continued focus from Tom and Iqbal on productivity. And we wouldn’t expect the spike-up of T&E costs certainly in the third quarter. Having said that, we do continue to look at investment opportunities in the business, and you can expect going forward that we will invest, particularly of course in our platforms and in our growth markets.

Sergio Ermotti

So now I don’t know if I have much more to add than what I already mentioned in my remarks, but, you know, I think that it is clear that regulators around the world have made it clear that banks should be prudent and flexible in respect of their capital return policies, and so considering the uncertainties that we have still ahead of us, we’ve fully shared those views and therefore we are already reflecting this in our thinking around capital returns mix, you know, definitely rebalancing the two more towards a more balanced approach between cash dividend and buybacks. This is also already reflected in the way we are accruing for this year.

So, 2020 as I mentioned before is likely to continue to be a year in which, you know, our capital returns may be impacted by Covid-19, but if the trajectory and the expectations we have for the second half are more or less materializing, then we do not rule out some share buyback in Q4. But you know, I think as you all know, as we all know, nowadays a few months are like an eternity, so we are going to be in a better position to give you more details in October.

Magdalena Stoklosa, Morgan Stanley

Thank you very much. I’ve got two questions. One on NII and another one on the investment banking performance. So first on NII, of course it has been strong in the quarter, as kind of lower rates have been offset by the loan growth, and of course it is the second quarter of very strong loan growth that we are seeing, particularly in GWM. So how shall we think about that balancing act between the kind of lower deposit spreads but also the treasury income and of course the high loan growth you are delivering? And also, could you give us detail of where your lending demand is coming from, both geographically and from a product perspective? So that's question number one.

And question number two really, of course we’ve got a second quarter of very strong FICC performance. How do you see the kind of second half of the year in terms of trading, but also in terms of pipelines on the advisory side as well? How do you think that normalisation may look like – we have of course seen a kind of tremendous amount of client activity but also kind of good vol situation and so forth. How do you see it normalising?

Thank you.

Kirt Gardner

Yes, thank you Magadalena, let me take you through the moving parts on net interest income in the quarter and then reflect a little bit on the third quarter. So as you highlighted, overall the year on year 6% increase in GWM was driven by loan growth – loans were up and our loan revenue overall was up 15%. Loan balances were up 9 billion year on year and our net new loans, as I mentioned, the 7.4 bn – that should continue to provide some tailwinds as we go into the third quarter.

Now deposit revenues – and that’s where there’s a lot of moving parts, overall that’s been up slightly year on year. And that is as we generated volume growth, 9% overall, so over 30 billion in increases of positive volumes – a lot of that concentrated in the US, along with the threshold exemption that I referenced, the increase helped offset the US dollar headwinds at just over 100 million. And then in addition to that, we have been proactive in how we’ve managed our banking book overall. As I look forward to the third quarter, I would expect that those effects on a year-on-year basis would still be present, and so overall that would point towards increased net interest income year-on-year.

However, at the same time, there is one additional headwind. I highlighted the fact that we are carrying excess balance as HQLA balances in response to COVID stress – we’re going to continue to carry excess liquidity balances and a portion of that cost would be pushed out to the business divisions, including to GWM, and that will have somewhat offsetting effects of what otherwise was positive trajectories into the third quarter.

Comment on the IB – as you highlighted, we were very pleased with our FRC performance and indeed we saw very strong growth year on year, given the very attractive rates and credit environment, and also very significantly higher FX transaction volumes. I also referenced the fact that we did see an improvement in our Euromoney rankings from 5 to 2 in our FX electronic trading abroad.

As we look into the 3rd quarter, and I believe Sergio referenced this in Bloomberg, we continue to see good activity levels. At the same time, as we progress through the quarter, of course, we would expect to see the typical seasonality. And I would also reference, it’s unlikely that the overall market conditions will be as conducive particularly to fixed income revenue and trading activity levels as we saw in the first and second quarter. So all of that would suggest that the quarter could remain fairly attractive but is a step-down from the levels that we’ve seen over the last couple of quarters.

Now on the banking side I would just mention of course that announced M&A was at extremely low levels in the second quarter, which will impact fees that we will see in the third quarter. Otherwise, we do have a good pipeline of other banking activity, and also given the fact that we are in a position that we are able to deploy capital should give us a little bit of help as we go through the third quarter.

Magdalena Stoklosa, Morgan Stanley

And Kirt, can I just follow up in the NII question from a perspective of loan demand? If you could give us colour on where you are seeing the demand and how it’s kind of manifesting itself both geographically and from a perspective of the portfolio?

Kirt Gardner

Yes, the demand overall came from, first of all, GFO that I referenced, so there still is still quite a bit of structured lending demand and that's actually where we continue to see a very good pipeline. The more flow Lombard lending is a little bit mixed, because we did see deleveraging in the quarter itself, and so that lending activity is a bit more muted. And then in addition to that, we continue to see good mortgage activity in the US. In fact, in the second quarter we saw mortgage growth, we actually have record mortgage loan balances at the end of the quarter.

And then geographically, the structured lending demand is really across all of our regions but a bit more weighted towards Asia and EMEA.

Magdalena Stoklosa

Thank you very much.

Kian Abouhoussein, JP Morgan

Yes, apologies about that. Yes, the first question is about geopolitical issues – clearly Hong Kong and China. If you can just comment how uncertainty and other issues clearly there, are affecting your business. Have you seen any impact and do you anticipate any impact going forward, either on net new money, or client activity levels? And in that context, could you talk a little bit more about your onshore China expansion – where we are, what do you expect to do in the future and, maybe again, a little bit discussion around break-even levels at that point.

And secondly, if you could talk a little bit around transaction margins overall in private banking and wealth management – which clearly have been holding up quite well relative to expectations, I would say. And if you can talk about how you see that developing into the second half in terms of from a very, very strong environment, I assume, for the first half.

Kirt Gardner

Yes. Kian, maybe I can answer your second question and then turn to Sergio for your first question. We are pleased with our transaction levels in client activity overall. I think that as a consequence in the first quarter first you saw the very strong start to the year, and then you saw the continued engagement around Covid-related factors. And what has been driving that is the focus that Tom and Iqbal have been placing on increasing the level of interactions that we’ve had with clients, and in addition to that ensuring that at all those points of interaction be a very strong CIO content and solutions that respond very dynamically to the evolution of the environment. And we found that our clients have been very receptive and that in turn has resulted in some of the transaction levels that you’ve seen.

Sergio referenced a bit how we are using digital through our live streams. That is a good example of how we are using technology to help aid and support our interaction with clients.

If I look into the third quarter, I would expect on a year-on-year basis that we continue to see good positive momentum. At the same time, as I referenced for the investment bank, we will see some seasonality come into play as we get into August, of course, and vacation levels. And that could have some quarter-on-quarter impact overall. But I would just close in saying on that point that I do feel really good with what Tom and Iqbal are doing, and that’s particularly reflected as well in the GFO. I mentioned in my speech that our GFO activity levels and revenue are up over 20% for both the IB and GWM. And I expect that really good collaboration to continue going forward as well to help businesses.

Sergio Ermotti

So Kian, on geopolitical uncertainties I have to say that in the last few weeks we haven’t really seen any major impact on client activity per se – I would say that we are monitoring the situation carefully as clients are doing the same. But you know, I don’t really expect any major contraction. I think this is a trend that has been going on for months and despite that we had an exceptional quarter in APAC with PBT being up more than 70%.

So I am not overly concerned about that. If I look also in the 2nd half of the year, one has to also look at those geopolitical tensions both in Asia but also in the US – as I mentioned before, if you think about 61% of the investors telling you that they will change their asset allocations, regardless of the outcome of the elections – makes me comfortable that there is an element of transaction activity and business that will likely to happen in the second half of the year.

So for the time being we are monitoring the situation in Asia like we do in Europe as well, because of the ongoing challenges, but I don’t see any major developments from the client side.

In respect of your question on onshore China, I think onshore China investments is a marathon. It’s not a sprint for sure and not even a long run. It’s a marathon. And it is clear that if we look at all the investments for the next generation but also very importantly, short term, our onshore China presence is vital to our greater China strategy, which includes Singapore, Hong Kong and all other regions where we are present. So the capabilities and know-how that we built onshore are critical.

Therefore, while we are definitely looking at how to expand and going to the positive territory in terms of profitability in our consolidated China onshore strategy, one has to look at it as part of a broader and greater China business, and we will continue to invest, like we did in the last decade in Asia and in China – although of course we may adapt to the pace in which we invest, you know, from a tactical standpoint of view.

But the direction is clear. China onshore is a great opportunity, and although the competition is very fierce from domestic players but also international players – UBS has a long-standing and leading position in onshore China and we are convinced that we will be able to capture the benefits of that over the next few years.

Kian Abouhoussein

If I may just very briefly follow up. In GWM Asia you have some deleveraging going on in the quarter, which surprised me. Is there anything we should read into this?

Sergio Ermotti

Yes, maybe not necessarily. It’s a good point that you raised. And I have to say it’s not really necessarily driven by those concerns, or potential concerns that you have raised – it has to do with the fact that in Asia, investors were quite prompt in taking the opportunities in Q1 to build up positions and leverage up and in the second quarter we saw a lot of profit-taking and repositioning of portfolios.

So it’s not really an issue of risk but is rather, you know, some of them did pretty well in the last few months, and I think it’s understandable that they took off some of their leverage investment.

Kirt Gardner

I would just add that of course it did not impact the performance at all. You saw the exceptionally strong quarter that APAC had with their pre-tax up 71% and 11 points of positive operating leverage.

Kian Abouhoussein

Thank you

Adam Terelak, Mediobanca

Yes, good morning all. I understand the regulator's view on capital return and why you might be adjusting the dividend accrual for this year. I was just wondering what input on conversations you had with the incoming CEO about that one?

And then, moving on to NII and GWM – the guide or the indications for 3Q is very helpful. I was just wondering what this could look like over the medium term in the next few quarters, and how long hedges and replication portfolios take to roll off, and so if you could size that a little bit more into 2021, and whether your approach to deposits is changing at all. Clearly, at the moment the cash is being left out of your leverage denominator. Let’s hope that that becomes a little bit more permanent and whether that changes how you think about gathering deposits and whether that can be a bit of an input into your NII outlook mid-term.

Thank you.

Sergio Ermotti

So, on your first question, I think that we are looking at accruing compensation based on performance, and this is something that is a matter of the Board of Directors to opine. So I guess I don't really want to expand on that question.

Adam Terelak

Apologies, the question was on capital return and whether the incoming CEO has been in on those conversations. Clearly, you are moving the needle a little bit on plans for 2020.

Sergio Ermotti

The conversation, I think it would be inappropriate to have conversations with somebody that is under contract with another bank, Adam.

So I think that Ralph will start on September 1 and we are looking forward to bringing him up to speed with everything that needs to be done.

Kirt Gardner

So maybe on the NII dynamics, so firstly, you naturally have our hedges roll off and structurally we do have hedges that over the next couple of quarters will be repriced and that will be put some further pressure on our net interest income related to US dollar.

But also we continue to see of course with the negative rates in Swiss francs and euros, that does put forward pressure as well on net interest income. Now overall, the business remains very focused on offsetting that through continued loan growth. I expect to see good loan growth throughout the second half of the year. In addition to that, the business also is poised to take further action on managing their banking book and their deposit book to try to reduce some of that drag. Now we put that activity on pause until we saw more stability with Covid. But I would expect once we are a bit more confident in the forward trajectory, we would reinitiate some of that activity level which should help take some of the pressure off as well.

And then, on your point regarding cash overall, I think firstly, we didn’t even reference our leverage ratio excluding the cash emptions which was at 4.3%. We consider 3.9% comfortably above the 3.7 that we referenced. And at the moment we are more bound by RWA if we think about the capital deployment trajectory going forward, and I think that’s going to certainly continue for the next couple of quarters, and so we’re really not concerned about our overall leverage ratio.

Having said that, managing our cash inflows and deposits does impact our funding levels. So that has an impact on our funding cause, which is an area we're focused on as well.

Adam Terelak

Thank you.

Andrew Lim, Societe Generale

Hi, good morning, thanks for taking my questions and well done on the results. Could we drill down on the FICC business a bit more, please? Obviously very strong FICC revenues there, but again it’s a surprise arguably because you’ve de-risked the FICC business versus peers, and it's supposed to be skewed towards FX, so I was wondering if you could give a bit of colour on how well FX revenues have done year on year and how it stacks up versus rates and credit.

And then my second question is, on capital return, so you’ve said that you’re going to review the composition of dividends and buybacks but in aggregate in context of what you view as excess capital, is there a potential to review also what your target CET1 ratio is? It’s around 13 of course, but that’s quite a large buffer versus the 9% regulatory minimum.

So, you know, as a constraining factor, is there a potential there to bring down to 12, 12.5% and free up a bit more excess capital? Thank you.

Sergio Ermotti

So thank you, Andrew, let me quickly take your first question. I think it is not just a quarterly. I think it’s fair to say that what you see now in our FRC business is the outcome of more of a strategic decision. It is correct that we took off a lot of balance sheet and capital consumption in those areas. But as you know FX is pretty much capital-light. And second, when we talked about credit and rates, the investment we made in technology allowed us to capture high margins, you know, a high share of execution only.

So we have been very active in execution intermediation, less so by benefiting from positions or mark-ups during the quarters. So you know, I would say that I am very pleased with the fact that we have been able to, although with a different size in terms of overall absolute revenues, but we are able to capture the benefits of these upswings in the FRC business through technology investments and through execution.

So in respect of your question on CET1 ratio, fair point, I think we always say that the 13%, anchoring the 13% plus or minus was something that should be seen in the transition into the full implementation of Basel III. I would say from my standpoint of view I guess the most likely outcome is that we will have to review the right capital, the right CET1 ratio post the full implementation of Basel.

It is clear when you look at our business that we have been accruing billions and billions of CET1 ratio that de facto are just adjustments to the capital required, and do not reflect risk-taking. It’s just pure non–revenue-generating capital.

And therefore, it’s very natural from my standpoint of view that once you finish that trajectory, you may want to review the CET1 ratio levels.

We have been using the 13% since almost when I started, for different reasons. But if I look at the proforma, what it means, today it means in the old days probably an 18–19 CET1 ratio, so it is clear to me that there is room for adjusting slightly down the target. But it’s very premature, because, as I said before, we need to see exactly the full outcome of Basel III and what it means.

Andrew Lim

That’s great, thank you very much for that.

Jeremy Sigee, Exane BNP Paribas

Thank you, good morning. I just wanted to come back on the capital returns point. I get the point about rebalancing the dividend. I think that makes a lot of sense. Specifically on the buybacks, I think it’s absolutely striking your comment about maybe being able to restart buybacks in the 4th quarter. And that’s obviously a kind of politically loaded topic as well as the dividend.

So I just wondered whether you have any sense or indications of what the politics look like about being able to restart the buybacks as early as the fourth quarter, whether you have any endorsements or views from regulators or politicians that encourage you to believe that might be possible. So that’s my first question.

And my second question really then was, you mentioned in GWM some of the fee pressure that you experienced during the quarter, a shift to lower margin funds and lower custody fees. And I just wondered if you could talk a little bit more about what the changes were that caused those negatives, and how those play out going forward? Is there more erosion or is there any kind of recovery that we can expect in fee levels in GWM?

Sergio Ermotti

So let me take the first question, Jeremy, and then I’ll pass it to Kirt for the second. So, as I said before, we are building up this capital, excess capital. I think it’s clear that in any case, we are not the only one flagging that potentially share buyback is something that we could consider. But at least we are not ruling that out.

And most importantly, I do think that it’s appropriate to follow the desire of regulators and in general also, as we said, we also believe that the right way to be prudent is to look at cash payouts versus buyback. We have to start to… you know share buybacks have been demonised way too much.

I think actually share buybacks in an environment like this one are an excellent way for banks to retain flexibility in their capital return policies, and last but not least, as we all know, with banks stocks and in particularly ours trading below tangible, are probably also the most natural way to create value for shareholders when thinking about the best way to return capital.

But we haven’t really shared concrete plans with regulators because it’s premature. But of course, you know, our commitment was not to do any share buyback until the third quarter at least, and then we will revisit the situation where we are in a position to discuss these matters.

And this will be based on our capital position then and the outlook in the future, and as I said before, the fact that we will sacrifice in that sense the cash dividend by rebalancing – and the reason is for us to consider some share buyback. The headwinds that we have on CET1 ratio, if we don’t have that, it’s quite challenging. Because we keep putting CET1 on our denominator and therefore it’s also a question that likely needs to be addressed from that standpoint of view.

Kirt Gardner

Yes, Jeremy, in terms of your second question, indeed for the past year and quarter on quarter, we did see some margin compression that was driven by some mandate factors – in particular year on year about half of it was a mandate mix. That included a combination of clients actually preferring to move into advisory versus managed mandates, that carry a lower margin, along with segment mix as we continue to build up our GFO and our ultra-high net worth versus our high net worth business. Naturally they do come in with larger volumes but lower margins overall on mandates.

And then there are the non-mandate factors that I mentioned, and specifically we did see clients move out of active into passive funds, lower margin passive funds, along with lower custody fees. On the custody fee side, that dynamic is generated – if you bring in a client with very significant single stock position, for example, you generally have far lower custody fee arrangements than you do for clients, smaller clients with diversified portfolios. And again, that’s going to be the dynamic of our segment mix going forward.

The business is very focused on managing that margin. I think there’s a combination of actions that they’re taking. Firstly, it's introducing additional managed thematic funds that we think will have very good take-up. Also, it’s emphasising the fact that our managed portfolios have performed very, very well in the current environment. We think that’s going to help encourage clients to move into those products. And then in addition to that we think there’s a big opportunity in the private equity space, and there specifically also with some of the initiatives with the investment bank in terms of emphasising private markets, we think that will help with our margins overall. But you can expect that longer term there will be continued pressure on margins that we’re going to have to address through volumes and other fee activity, including other areas and opportunities that we have with the investment bank and asset management.

Jeremy Sigee

Thank you, very clear, thank you.

Nicolas Payen, Kepler Cheuvreux

Yes, good morning, thank you for taking my question. I have two please. The first one is regarding rating migration. Do you think you will see the bulk of rating migrations in 2020 and if not, can it actually lead to higher credit loss expenses in 2021 versus 2020?

And the second one is that you have been pretty active in terms of digital initiatives, or insurance partnerships – I am referring to your mortgage origination platform, Key4, or your life insurance partnership with Swiss Re, and I wanted to know if you could give us a bit of colour as to where your expectations are in terms of what revenue accretion, market share, strategy goals are behind this move?

Thank you.

Kirt Gardner

In terms of rating migrations, we did see an impact during the second quarter, and that both showed up in terms of the downgrades and about 5 billion [edit: 1 billion] of incremental RWA that we more than offset mostly through loan distributions. The IB completed about 7 billion of loan distributions during the quarter, so we did overall minimise the impact on our increase in RWA. But then in addition, as you mentioned, there was an impact on CLE – so the concentration in stage one and two, that 202 million, a portion of that was certainly driven by rating migrations and overall reductions or increases and probability of default.

Now given that we’ve fully updated of course our scenarios during the quarter, and that was modeled through, you would expect that all future ratings migrations would have been anticipated by the current model scenarios and macroeconomic assumptions we had in the quarter.

So therefore assuming we don’t have any further deterioration overall in our outlook, in either the weighting of our current scenarios or any changes in those factors that are precipitated by a further deterioration and outlook, you would expect the majority of rating migrations have already taken place – and we would not anticipate any further rating downgrades into the 3rd and 4th quarter of this year.

But again, that assumes that the outlook remains as it is, and we know with an important caveat that there’s still a lot of uncertainty around the future.

Also, excuse me, there has been a focus in our P&C business, as you know, we are a digital leader in the Swiss market place, and that includes deploying digital platforms and capabilities in our core business. And we’ve been very successful in doing that. We’ve seen a significant take-up on those digital offerings, and particularly in this environment, we’ve seen a very substantial increase in online product sales as well, as of course online activities overall. But then in addition to that, we have looked at how we would expect the Swiss market place to evolve, and it is very clear that we are going to see a proliferation of platform businesses and third-party originators. And we’ve already started to see that.

We actually were one of the leaders with our commercial real estate platform business that we launched. That’s been quite successful. But we’re expanding that out more broadly to launch a residential product with Key4. And it’s not going to be just about mortgages but about building out a broader ecosystem with other third-party offerings to address the full range of financial requirements of our target client bases.

You’ve seen that successfully deployed in other markets and we're quite optimistic that we have the opportunity to be a leader leveraging our UBS platform, but then also of course creating in some places some cannibalization as part of a business we otherwise wouldn’t have seen in that business. We think that that’s the right move to retain overall our retail financial services share in the Swiss market place.

Nicolas Payen

Thank you.

Amit Goel, Barclays

Hi, thank you. Most of my questions have been answered already, but maybe one just in terms of the GWM strategy. Just to check in terms of the tweaks and changes announced earlier this year. Obviously, they will see an increase in lending in the quarter. Are most of the changes basically in place now in terms of the collaboration with the IB and the setup for greater lending against more illiquid collateral etc., or is there still a bit more work to be done?

And then maybe a second one, just in terms of now for kind of the remainder of the year, what are the kind of strategic priorities, you know, obviously with Ralph coming in, I guess there will obviously be some change, but just to think what you’re trying to work on in anticipation or during the next few months. Thank you.

Kirt Gardner

Yes, let me answer your first question. Sergio will address the second. Firstly, just to clarify, we announced in 2018 when we had our investor update, the intention for us to accelerate our lending in our wealth management business, and that included a focus in particular on structured lending – acknowledging that there we did not have our fair share of wallet and actually executing that through increased collaboration with the investment bank, and you’ve seen that focus all the way through to 2019.

And then with Iqbal’s onboarding, you've seen Tom and Iqbal continue to focus on loan growth. I would say the results to date are quite positive. We have taken steps to build a much closer structural collaboration between GWM and the IB.

That’s helping to facilitate growth in loans. I think that will continue to help drive that growth through the second half of the year. It’s not just around lending, it’s also around capital markets activities where we talked about moving our execution platforms into the IB. And we’re seeing very good activity levels there. And you saw that we indicated the partnership with the IB, and it’s across a broad range of areas including private markets which I’ve referenced before where we’ve seen 34 million of revenue generated off a 30 deals year to today. I only see upside growth from all those areas, as we venture into the second half of the year and beyond.

Sergio Ermotti

Well, look, with respect to priorities, as I mentioned before, the priorities are crystal-clear. We have to manage this environment, a very challenging one, stay close to clients, deploy resources with focus, and execute on our 2022 priorities. So I don’t think that there is any room for being distracted by speculations about what Ralph will do when he comes in. You know, it’s going to be up to him to outline this in Q4 when he speaks about Q4 results.

For the time being, we are focussed on executing our strategy.

Amit Goel

Thank you.

Tom Hallett, Keefe, Bruyette & Woods

Morning guys, just the one on credit from me. If I look at your loan loss allowances, I think it’s on page 80, those went are up 90 basis points for the large corporate book, which is similar to the US peers. But the SME client decreased by something like 60 basis points, which was surprising. I was just wondering, what is driving that please, and whether there’s the timing thing involved there, and whether you’d expect that to go higher, in say, 2021, when some of the support measures roll off.

Thank you.

Kirt Gardner

Yes, Tom, thank you for those questions. Frankly, I don’t have all those details in front of me, so we’ll have to get back to you on that question.

John Peace, Credit Suisse

Hi, could I just please ask three quick clarifications. Firstly, on global wealth gross margin, did you say that monthly revenues were consistent across the quarter, and does that also apply to transaction margins – so do you consider that at a kind of normalised run-rate then?

The second question was just on the dividend. If you were to re-base it, do you think to a low level that would be progressive or would you move to a pay-out ratio that could be really flexible both upwards and downwards on a year-by-year basis? And does the French tax appeal timing have any bearing on your decision there?

And then the final one, with the full year ‘19 results, you reminded us of your 2020 to 2022 targets – you know, things like the return on the CET1, the cost-income ratio 75 to 78, and then the 10–15% growth in Global Wealth PBT. Obviously, 2020 is an exceptional year but do you still stand by all of your 2022 targets?

Thanks.

Kirt Gardner

In terms of your first question, indeed we saw fairly steady overall operating income levels through the three months of the quarter, including reasonably consistent overall transaction revenue levels.

I wouldn’t call that a current run-rate view, because we will be impacted by seasonality. There are seasonal factors we would expect in August, for example, and on the positive side, naturally when we get into the first quarter.

But I do think the consistency is something that Iqbal and Tom are striving for and in particular ensuring that we have consistently high contact levels with clients. So that should help to generate greater consistency going forward.

Sergio Ermotti

John, on the dividend side, I guess once we decide what is the new final mix, I think that I do personally believe that there has to be an element of progressive growth in the dividend line reflecting hopefully what I believe is the growth prospects of UBS over the years, and therefore I would say there has to be an element of that.

The pace of that progression should be measured also not only as a function of profitability, but as a function of where the stock trades. Personally, I do think as I mentioned before, one of the advantages of this rebalancing is that as long as the stock trades below book, we should have both a very good look at that element when we consider capital returns. It’s very premature to talk about that, but I believe that the attractiveness of the capital returns story probably needs to have an element of progression in the cash dividend.

Of course your question about the French matter, as you remember, we already outlined at the beginning of the year that the French matter would require us to consider carefully how to manage the 2020 capital returns, and the fact that the trial was delayed by a few months is still something that needs to be considered, finishing in 2020 and going into 2021. But we see this as a one-off issue rather than a structural issue affecting our capital returns.

In respect of the 2022 targets, I think if anything I don’t really believe that the fact that we are well within our targets so far is just out of the six months conditions we face. I would say that what you saw in the first six months is first of all a more balanced market conditions where market volatility and asset allocation by clients has been less static than what we saw in the last two years.

We start to see also the benefits of our cost reduction programmes, but of course we are still investing in our business going forward, but the investments are paying off in terms of our ability to capture a larger share of wallet, market share, and therefore driving our top line.

And in that sense, I only would say that we got higher conviction level that those levels of returns are achievable, and we need to stay very focussed on executing on the strategy.

So I see no reason from my standpoint of view to revise the target or to reconsider any of those targets.

John Peace

Great, thank you.

Anke Reingen, Royal Bank of Canada

Yes, thank you very much. I just had two follow-up questions. Sorry again on the capital return. You mentioned in your press release that the focus is on maintaining the capital return at historic levels. Are you basically referring to absolute 2019 and 2018 levels? And then secondly, on your dividend accrual for the first half, did I understand you correctly that you sort of already adjusted that in line with the comment on a payout ratio similar to your US peers? Thank you very much.

Sergio Ermotti

So let me tackle that. Yes, on the second question, you are right. We already, as I mentioned in my remarks, our thinking in respect of rebalancing the mix in our capital return policy is already reflected in our accruals for this year. And in respect of the second question, I think as I mentioned in my remarks, in 2020 it is clearly a year in which Covid will affect our capital returns. But beyond that, we do expect total payout to be similar to what we saw in previous periods – before 2020.

So with the capital generation, we expect over the years, we don’t see any reason for us to retain excess capital that is not strictly necessary to manage our business outlook going forward.

Anke Reingen

Okay, thank you.

Patrick Lee, Santander

Hi, good morning, thanks for taking my question. I just have one on IFRS9, and then one on the risk-weighted asset sensitivity. In terms of IFRS 9, thanks for the economic scenario disclosure on page 20. I don’t think it was disclosed in a similar way in the last quarter. And while there are obviously a lot of moving parts, can you give us a view in terms of the sensitivity of these assumptions? For example, whether GDP is much more important or less important than unemployment? Or whether there is a sort of simple sensitivity, like if 2021 GDP is higher by x%, equals y% lower impairment charge or even writebacks. So that is on IFRS9.

Secondly, on risk-weighted assets, I think one general theme so far is that risk-weighted asset inflation is lower than expected. And I think on slide 31 you provided an interesting risk weighted asset sensitivity, saying that 20 basis points of CET ratio if corporates downgraded by one notch. I just want to check, is that hypothetical, one notch downgrade of all corporate exposure, cause you know assuming some sectors are more resilient than others, it seems like corporate downgrades won’t impact you that much.

That is it from me, thanks.

Kirt Gardner

Yes, Patrick, on your question regarding sensitivity to factors, you can’t really generically indicate that if GDP goes up or down, then that’s going to impact CLE by ‘x’. The modelling really is quite complex. The most dominant factors that do affect our CLE is GDP growth, unemployment, then housing costs of course, influencing mortgage CLEs in particular, but the mix of those factors and how they affect each of the portfolios is quite different depending again on the nature of the exposures – so therefore there’s quite a bit of complexity on the modelling overall.

And then on top of that, you have not only the statistical modelling that we run – which is the pure output – and you see that with the 127 on [edit: slide] 19. Then you have all the SME expertise and the overlays and the other considerations like our modelling is not going to be able to reference the impacted stimulus – so how will we expect that to play out? Well, that’s something where we have to be able to use our expertise to be able to impact, so it is much more intricate and complex than that.

In terms of the RWA slide, you should take that 5 billion as just an order of magnitude and approximation – where we do kind of across the portfolio estimation of what one notch downgrade would do in terms of our RWA sensitivity.

Patrick Lee

Okay, thanks.

Jernej Omahen, Goldman Sachs

Good morning from my side as well. I think you’ve covered a lot of ground. I think I just maybe have three short questions left. So first of all, Sergio, on the last conference call, on the Q1 conference call – you pointed out that you were hopeful that some of the regulatory loosening, which was put in place when Covid really struck, would become of a permanent nature rather than of a temporary nature, and I was just wondering whether you had any additional thoughts on the topic – i.e. do you feel that the regulatory discussion is moving in this direction?

The second question I have is on this slide which is of a descriptive nature, on page 9. So when you talk about how this public health crisis is changing the way you work and accelerating the pace of change, just a question for a concrete example on real estate that you called out in particular. I mean, is it as simple to say that you expect that in the future a larger portion of your population will be working from home and therefore you will require less office space, or is it more complicated than that? And when you think about the quantum of that impact, how important is this? Are we talking about a percent of the cost base, higher or even lower?

And then the last question I have is on page 17. Throughout your presentation, you refer to the return on core equity tier 1 as being the right metric when benchmarking UBS versus peer group. Why, when it comes to the investment bank, are you using return on average equity? Thanks very much.

Sergio Ermotti

So look, on the first question, I haven’t seen any concessions that have been deployed, which by the way I want to underline that we are benefiting nothing from, so we have zero concessions other than the leverage one that we are not using or reporting to – because as Kirk mentioned before, we are more bound by risk-weighted assets at this stage. So I don’t see any trend which, I believe, most likely regulators will take the lessons learnt out of the Covid and make an analysis of if and when they want to reconsider some of those changes going forward.

I think personally the fact that some of them have already highlighted the necessity of thinking about the pro-cyclicality of certain regulations they know, is already a positive, also the fact that they may or may not slightly delay again the Basel III full implementation. I see also a positive sign of willingness to engage, but you know, I haven’t seen anything concrete emerging. But it’s probably not the right thing to do, a post-mortem analysis. I think we should still wait till the end of the year, or the early part of next year to do that.

In terms of the acceleration, we have already been looking at our real estate footprint but one thing is clear out of this crisis – everything that was designed towards recovery sights, so business continuity management, so the concept of business continuity management has been dramatically changed by Covid. So, and of course we are already starting to put a lot of thoughts about how to manage that but also then, as I mentioned before, how to think about two elements of flexibility of the work space. One is offices where we have our people serving clients or helping with the infrastructure.

Today, we have, call it,  70–80% of the people still working from home. I do expect and we do expect probably over time that we will have on a regular basis between 20% and up to a third of the people, regularly working from home. But not necessarily always the same people. And that means that we will have, our space will be designed to allow this flexible environment, allowing us to save space, so de facto, you know, it’s already going on – it’s nothing new, but there is an acceleration that more and more you will have the situation that people don’t have necessarily their own desk, but they have a space they need to share. And that creates a lot of flexibility in the way we manage our real estate footprint.

The second one is what we have been observing before Covid and during Covid, is that it is clear clients are getting used to use technology and digital channels and different ways to interact with us, and therefore our branch and physical presence, also in the way we serve clients will be reshaped. Now I think it is very important that we understand that, you know, being too fast in addressing that second part of the element may create very nice headlines in terms of potential cost-savings, but can cost you a fortune in respect of the revenues you lose and the client traction you lose.

So we are carefully balancing all those things towards creating and keeping economic value to shareholders, and keeping the service quality that we want to achieve. In respect of the last question, that I know is one of your favourite topics – you know, we measure every business with allocated capital, returns on allocated capital. So we do the same for wealth management, the IB, P&C and asset management. And there is no reason to treat the IB in a different way. So the CET1 ratio, actually if you look, their consumption is very close to – you know, it’s a mix between CET1 component and leverage component – which is a good mix to reflect their true capital consumption on a CET1 basis.

Kirt Gardner

And maybe just to clarify, because I think your question was, why is this return on average equity…

Sergio Ermotti

This is what I said, it’s basically a mix, 50% CET1, and 50% weighting towards leverage, so it’s very coherent with our total capital. So you look at the capital allocation, it’s pretty spot-on.

Jernej Omahen

Thank you very much, just a short follow-up on the second answer. So, Sergio, you think that 20% of your work force could permanently work from home. Did I get that right?

Sergio Ermotti

Look, it’s still subjective. As Sabine Keller-Busse, our COO, thinks that we can even go to a third. But you know, at this stage it’s not important if it’s 20 or 30 – but directionally speaking, we are moving there. We’re not going to have 80% like today, because at the end of the day, we can go on for another few quarters in managing the bank in this way, but over time, as I mentioned before, in our business, particularly in the wealth management and everything that has to do with advisory, but also in the culture of a firm, you can’t have everybody working from home. You’re going to have to have social interactions.

And staying close to clients. So we’re going to move maybe from an 80-20 to a 20-80, or 30-70, I don’t know. It’s not so important. But if you think about the ramifications of only 20% or 30% on the future, working from home, is huge. Some people are saying that on the other hand, the future will lead into two-fold. If you do the same business, over time you will need less people. That’s natural. But also people are saying, maybe the pandemic will require more space in the office to separate people, between one to the other. So, it’s the mix, the discussion is very wide – so it’s difficult to make a prediction on the precise number, but the direction of travel is set.

And we are working on that.

Jernej Omahen

Perfect, thank you very much.

Sergio Ermotti

Okay, so looks like we have no more questions. So thank you for joining us on this call today, I wish you a good summer break and I’m looking forward to seeing you for the last time in my current role for the Q3 results in October. Thank you.

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UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

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By: _/s/ Ella Campi____________ ____

Name:  Ella Campi

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Date:  July 22, 2020